

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2013

<u>Via E-Mail</u>
Mr. Don L. Merrill
Chief Executive Officer
Tootie Pie Company, Inc.
129 Industrial Drive
Boerne, TX 78006

> **Re: Tootie Pie Company, Inc.**
> **Form 8-K/A**
> **Filed February 13, 2013**
> **File No. 3-135702**

Dear Mr. Don L. Merrill:

As the above captioned filing did not include a substantive response or otherwise address our comments of our letter dated October 19, 2012, we are of the view that our comments remain outstanding and unresolved as of the date of this letter. We expect you to provide a complete, substantive response to these comments by April 2, 2013.

If you do not respond**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Sincerely,

/s/ Brad Skinner for

Karl Hiller
Branch Chief